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                         QUICKTURN DESIGN SYSTEM, INC.

                          THE QUICKTURN BUSINESS PLAN

Dear Quickturn Stockholder:

  Your Board's decision to reject Mentor's offer is based upon its strong belief that Quickturn has a promising future. The Board has determined that Quickturn's business plan offers the potential for obtaining higher long-term benefits for you, the stockholders, than Mentor's offer. I would like to share with you some of the details of this plan, as well as to describe some of the benefits and risks we believe it entails. I also want to direct you to the Quickturn 1997 Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 1997 for a more detailed discussion of the plan and the associated risks, as well as other information about Quickturn in general.

  The fundamentals of our business plan remain as they always have been--to be the leader in high-performance design verification tools for the most complex integrated circuits and electronics systems. The details of the plan to achieve this goal have evolved over the years. At its core is our current leadership position in emulation technology. Our recently announced Mercury Design Verification System is intended to strengthen the position already achieved by the Company's industry-standard System Realizer emulator. Complementing Mercury and System Realizer is our CoBALT emulation system, introduced in January 1997. CoBALT is the industry's most powerful cycle-based emulation system. In all of our emulation activities, our goal has been to increase the accessibility and use of emulation technology by the electronics and semiconductor industries through continual decreases in customer design cost per silicon gate and increases in ease of use.

  In recent years, we have included in our business plan efforts to stake out leadership positions in other new complementary technologies. For example, through our acquisition of Speedsim, Inc. in 1997, we acquired a strong position in cycle-based simulation technology, an important verification technology complementary to emulation. Our business plan also includes a strategic open architecture initiative, promoting greater interoperability among different vendors' design tools. An outcome of this initiative is our Q/Bridge technology, which provides an interface between simulation-based software tools and our hardware-based emulators making Quickturn's technology available to a broader base of users worldwide.

  Given the complexity of the verification task, a key part of Quickturn's business plan is to offer its mission-critical turnkey Time-to-Market Engineering (TtME) support services to provide applications expertise, start-up assistance, training, on-site integration, custom engineering development and complete project implementation as needed by our customers to meet actual verification challenges. Launched in 1996, TtME has been growing at more than 30% per year and Quickturn expects TtME to play a key role in our planned growth.

  Another important aspect of our business plan is to establish and strengthen strategic alliances with other participants in the EDA industry. The CoBALT emulation system was developed as part of our exclusive technology relationship with IBM, and the Q/Bridge technology has led to technology partnerships with other leading companies in the EDA industry such as Synopsys, Inc. and Cadence Design Systems, Inc. to tightly integrate their industry-leading software simulation tools with Quickturn's emulation systems.

  This is our business plan. We believe it is the best for our markets, our goals and, ultimately, you, our stockholders. Our execution of the plan has been challenged over the past two years. In 1997, we faced aggressive marketing campaigns from new competitors causing temporary delay and confusion in the market. More recently, economic turmoil in the Asia/Pacific region has affected our business as well as the businesses of many others in the industry. Nonetheless, we believe that Quickturn will generate substantial returns for Quickturn's stockholders over the next two years and thereafter. Our confidence in the plan is based upon, among other things, the following factors:

  . As the electronics industry makes the transition to deep submicron semiconductor processing, we believe the increasing complexity of chip design will generate higher demand for verification products;
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  . Quickturn has invested more than $60 million on research and development over the last three years, generating current and future planned products such as the MercuryTM Design Verification System, which is expected to be in full production by year-end;

  . Quickturn is committed to its long-standing policy of vigorously defending its strong intellectual property position, which includes 25 issued U.S. patents, 25 pending U.S. patent applications, and numerous international patents and application filings;

  . Despite the current economic downturn in the Asia/Pacific region, Quickturn believes a reinvestment cycle in new design activity in that area is imminent, given the competitive forces in the worldwide electronics industry; and

  . Quickturn is beginning to see some signs of that reinvestment cycle commencing in the third quarter and particularly in the fourth quarter of this year.

  However, a number of the above factors, as well as the success of the plan itself, are dependent upon risks, uncertainties and events not within Quickturn's control, including the following: (i) the company is uncertain whether the recent weakness experienced in the Asia/Pacific and domestic market will continue in the foreseeable future; (ii) product transitions to Quickturn's new Mercury Design Verification System may be disrupted due to slow market acceptance or due to disruptions in manufacturing for component availability; (iii) many of the company's customers order on an as-needed basis and often delay delivery of firm purchase orders; (iv) many of the company's products involve a lengthy sales cycle which could result, among other things, in fluctuations of operating results and inventory obsolescence if expected orders are delayed or not received; (v) the company expects increased competition, which could result in lost sales or price erosion; (vi) the company's patents and other proprietary rights may not ensure adequate protection against competition; (vii) the company serves the electronics and semiconductor industries, which are noted for rapidly changing needs, there can be no assurance that Quickturn's product enhancements or new product introductions will keep pace with or meet those rapidly changing needs or that new products offered by others will not be superior to those offered by Quickturn; and (viii) there can be no assurance that Quickturn can retain the services of key employees and key suppliers upon which the company is dependent to provide product advances, timely productions and high levels of product quality and reliability.

  This is the business plan that has led us to our current leadership position, and this is the business plan we intend to continue to follow. Don't let Mentor prevent us from continuing to carry it out and delivering to you the benefits we believe will result from it.

                                          Very truly yours,

                                          /s/ Keith Lobo
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                                          Keith Lobo